THE COMPANY'S BUSINESS

Overview

In this Form C, the terms "Viroment Equity," "the Company," "we," "us," or "our" refers to Viroment Equity, LLC.

Viroment Equity, LLC, a Delaware limited liability company, was organized on October 30, 2020, as a wholly-owned subsidiary of Viroment Capital. Viroment Capital is also a Delaware limited liability company organized on January 27, 2020 and is owned by its executive officers and directors – Russ Vering (Vice President), Chris Reimers (Chief Field Officer), and Viroment USA, LLC ("Viroment USA"), of which Paul Koenig is the Manager. Viroment USA is owned by the Koenig Family Trust.

Viroment Equity and Viroment Capital were formed for the purpose of building pre-leased agricultural facilities for the world's top hog and cattle integrators. We believe our barns will address many of the challenges faced by hog farmers using our award-winning filtration technology to treat sludge and liquid manure. We anticipate marketing the treated waste byproducts as fertilizer. We also intend to sell carbon credits earned by Viroment Equity through measuring, quantifying and sequestering materials with a high greenhouse gas potential "GWP" by treating manure and sludge with special water disinfection and filtration technology that management plans to install in the barns.

Principal Products and Services

Our plan is for Viroment Equity to build 2 hog finisher barns for the housing and feeding of hogs. We intend to rent the barns to tenant integrators, each individually, under a fifteen-year triple-net lease. Under the terms of our lease, we expect the tenant to be responsible for all operational expenses and costs including labor, utilities, property taxes, insurance and maintenance of the barn, including repairs. We intend for Viroment Equity to be responsible for paying the principal and interest on the bank mortgage loan used to purchase the land and fund the construction of the facility. Viroment Equity will also be responsible for the treatment, storage, transportation and disposal of animal waste from the properties on which our barns will be built. We intend to install a hog waste treatment system in each barn (the "Treatment System"), which technology is owned by Viroment USA, a separate company owned by Viroment Equity's Manager. We intend for Viroment USA to grant a license to Viroment Equity, for no consideration, to use so long as the equipment remains on site for its intended use. We intend for the tenant to operate the water filtration equipment, and Viroment USA, which plans to offer a warranty, will be responsible for repairing any equipment that does not function as intended unless the operator misused the equipment ("you break it, you fix it").

Management intends to use the cash flow from these two barns as part of the funds needed to build a target goal of eight barns. Viroment Equity has identified properties located near major pork processing

centers in Northeastern Nebraska. We believe choosing the right location for our high-tech barns will reduce costs related to the transportation of livestock which are of market ready size. Viroment Equity intends to use some of the proceeds from this offering toward an initial purchase of land. Management expects to rely on Viroment Capital, the parent of Viroment Equity, to execute the purchase of these properties, which may involve various types of financing arrangements between Viroment Capital and the owners of the properties. With the proceeds from our previous Regulation CF offering, Viroment Equity has purchased $350,000 in equipment to be installed in the barn structures. For more information, please see "Use of Funds."

Financing and Construction of the Barns

An important aspect of our business involves real estate and selecting the right location for our hog barns. The initial acquisition of the properties will be through Viroment Capital's Blue Stem entities, which are wholly-owned limited liability companies owned and controlled by our parent, Viroment Capital. The Blue Stem entities finance the property purchases through construction loans guaranteed by the executive officers of Viroment Capital. The construction loans are then conveyed to Viroment Equity in the form of a loan with a twelve-year term for which Viroment Equity management will remain guarantors until repayment or twelve years from the date of the loan. The proceeds from this offering will be used in part to fund the construction of the barns, which includes the purchase and installation of Viroment USA's Treatment System and the licensing of the related technology from Viroment USA at no cost to Viroment Equity.

The Technology Behind our Barns and Fertilizer

Through the use of Viroment USA's Treatment System, we expect our barns to have the advantage of reduced odor and lower costs incurred from a reduction in the need for disposal hauling services. We expect the Treatment System, when used for filtration in our barns, will allow us to process manure in real-time, which we expect to promote better animal health. We plan to dry the treated manure and use it to create an organic fertilizer, which we intend to market to local farmers. We also expect the use of the Treatment System will result in the creation of filtered water that can be used for animal cooling, washdown or flushing. If we can reintroduce our filtered and sterilized water to the closed loop flushing system, we anticipate a reduction in odor, gas emissions, flies and pathogens.

Viroment USA's Treatment System will be installed in each of Viroment Equity's barns and operated under a license granted by Paul Koenig, Manager of Viroment Equity, who owns the intellectual property associated with the Treatment System. Mr. Koenig will not collect a fee for the license, but will grant it to Viroment Equity for use in our barns for the period of lease.

Viroment USA's Treatment System has been tested in that it is the basis for a service agreement between Viroment USA and other governments. After Hurricane Harvey devastated Houston, Texas, Viroment USA deployed several wastewater processing units to assist Houston's wastewater treatment plant. The emergency response has led to a continued partnership with Viroment USA and the continued use of our treatment process at their facilities. In connection with a US Commercial Services Trade Mission in Beijing, China, Viroment USA executed an $800,000,000 partnership agreement with government owned Hangzhou Iron and Steel. The contract signing was witnessed by both the United States' President Trump and China's President Xi at the Great Hall of the People in Beijing on November 9, 2017.

The Role of Carbon Credits

We expect Viroment USA's Treatment System will reduce greenhouse gas emissions. We intend to install meters for measuring greenhouse gases emitted by animal waste, and then hire a third-party to provide certification of the measurements demonstrating reduced greenhouse gases. Our goal is to sell those certificated carbon credits as another source of revenue for Viroment Equity.

Market

Based on management's observation and experience, we believe that there is a need for an increase in facilities for housing hogs in closer proximity to the processing facilities. It is our belief that market demand for pork and pork products is not being met. Additionally, we believe existing pig housing stock continues to age while demand continues to increase resulting in increased demand for newly built hog barns. Pork is the number one source of protein accounting for 38% of the global market with an annual market growth averaging around 5%.

We anticipate that our tenant hog growers will be large family farms located in and around Nebraska. Management believes that several home-grown Nebraskan operations have expanded substantially and, as a result, control the Nebraska regional market which funnels meat to in-state meat processing facilities. We estimate that approximately 80% of the pork market in Nebraska is controlled by a few organizations or individuals, and believe the same metrics apply to Nebraska's beef market. We also believe that these organizations have operations that span surrounding states, including Illinois. Accordingly, we aim to develop strategic partnerships with best in class partner in the industry for each market. Other markets we may pursue in the future are located in states having the largest livestock production of pork and beef. It is our goal that these strategic partnerships would become early adopters and permanent partners as leasing client of Viroment Equity's barns.

Competition

We face competition from other more well-established companies that provide livestock systems design, engineering, manure management and marketing. Some of these companies offer similar services in Nebraska and other states in which we intend to do business. We may also face competition from real estate companies, real estate developers, and other types of entities that invest in real estate if the properties we seek to acquire for our barns are also the target of these types of development.

Employees

Viroment Equity's executive officers are its only employees currently.

Regulation

Our barns and the properties on which they will be built will be subject to a number of federal, state and local laws, including environmental laws and regulations. Some of these provisions will also regulate the discharge of materials into the environment and generally provide for the protection of the environment, which may impact how we execute our plans for treating, storing, transporting and disposing of animal waste from the livestock that will live in our barns. We will also be required to comply with IRS rules, including Internal Revenue Code Section 45Q, which sets forth the requirements for sequestration of carbon dioxide and the amount of Section 45Q carbon credits available.

Intellectual Property

Paul Koenig, Manager of Viroment Equity, owns the intellectual property related to the Treatment System that will be installed in our barns. The intellectual property was conveyed by Mr. Koenig to the PKC Trust in 2017, granting an equipment specific single lifetime use with each equipment install. Mr. Koenig will grant a license, without any fee, to Viroment Equity permitting installation of the technology in its barns and its subsequent use during the life of the 15-year lease.

Litigation

Neither Viroment Equity nor Viroment Capital are currently engaged in any litigation and their management teams are not aware of any pending or threatened legal actions relating to the conduct of their business activities or otherwise. Mr. Koenig is not aware of any pending or threatened legal actions relating the to the intellectual property he owns. Certain of the Company's controlling persons are engaged in litigation concerning a financing arrangement not involving either Viroment Equity or Viroment Capital. Management does not expect this litigation to have a material adverse effect on either Viroment Equity or Viroment Capital.

THE COMPANY’S PROPERTY

Viroment Equity has not yet purchased any properties but intends to use some of the proceeds from this offering to do so. See also, “Use of Proceeds.”